Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

30 June 2005

05009632

Brambles

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

PROCESSED
JUL 13 2005
THOMSON
FINANCIAL

Laura Jackson
Company Secretarial Assistant

SEC MAIL PROCESSING
RECEIVED
JUL 08 2005
WASH. D.C. 192 SECTION

Encs.

7/12

FILE NO. 82-5205

BRAMBLES INDUSTRIES LIMITED
HOLDING IN COMPANY

On 29 June 2005, Maple-Brown Abbott Limited notified the Australian Stock Exchange that it had decreased its shareholding in Brambles Industries Limited from 9.66% (93,497,623 shares) on 20 October 2004 to 8.66% (83,889,693 shares) with effect from 27 June 2005.

30 June 2005

Contact: Laura Jackson, Company Secretariat
Tel: 44 (0) 20 7659 6030